January 31, 2012

Via EDGAR

Mr. H. Roger Schwall

Assistant Director, Natural Resources

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:	Matador Resources Company

Amendment No. 5 to Registration Statement on Form S-1

Filed January 27, 2012

File No. 333-176263

Dear Mr. Schwall:

On behalf of Matador Resources Company (the “Company”), we are submitting the Company’s draft responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated January 31, 2012, with respect to the Company’s Amendment No. 5 to the Registration Statement on Form S-1, File No. 333-176263, filed with the SEC on January 27, 2012 (“Amendment No. 5”), which amended the Company’s Registration Statement filed with the SEC on August 12, 2011 (the “Registration Statement”), as previously amended.

For your convenience, the draft response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the marked version of Amendment No. 5.

Amendment No. 5 to Registration Statement on S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Liquidity and Capital Resources, page 69

1.	You disclose an anticipated 2012 capital expenditures budget of $313 million. You further disclose your belief that the net proceeds from this offering, together with your cash flows and future potential borrowings under your credit agreement will be adequate to fund your capital expenditures requirements and any acquisitions of interests and acreage for 2012. However, we note that when considering the availability under your credit agreement following the application of proceeds from this offering, together with the application of proceeds to pay a portion of 2012 capital expenditures and your historical net cash provided by operating activities, these sources appear to aggregate to substantially less than $313 million. In this regard, on pages 5 and 92 you disclose that while you have budgeted $313 million for 2012, the aggregate amount of capital that you will expend may fluctuate materially based on market conditions and your drilling results. Please revise your disclosure in this section to clarify any uncertainty as to your ability to fund your 2012 capital expenditures, and to explain your belief that your sources of funds as disclosed will be adequate to fund these requirements.

Mr. H. Roger Schwall

January 31, 2012

Response:

In response to the Staff’s comment, the Company proposes to add the following disclosure on pages 5, 10, 49, 69, 91 and 94:

As a result of our anticipated increases in production and reserves, we expect to have a sufficient increase in our cash flows from operations during the year ending December 31, 2012, as compared to our cash flows from operations in prior periods, as well as a sufficient increase in the borrowing base under our credit agreement to help fund our 2012 capital expenditure budget. We believe our development activities in the Eagle Ford shale play will be an integral part of these increases in production and reserves. Exploration and development activities are subject to a number of risks and uncertainties that could impact our ability to sufficiently increase our reserves, cash flows from operations and borrowing base under our credit agreement. See “Risk Factors — Our Exploration, Development and Exploitation Projects Require Substantial Capital Expenditures That May Exceed Our Cash Flows From Operations and Potential Borrowings, and We May Be Unable to Obtain Needed Capital on Satisfactory Terms, Which Could Adversely Affect Our Future Growth.”

In addition, attached as Appendix A to this response are copies of the changed pages reflecting the insertion of the above disclosure on the pages indicated. The Company proposes to make the foregoing changes in the final prospectus when filed under Rule 424(b) and requests that the Commission consent to effecting such changes through that approach in lieu of requiring that a new amendment to the Registration Statement be filed with the Commission prior to it declaring the Registration Statement effective.

Enclosed herewith is a statement from the Company regarding (i) the responsibility of the Company for the adequacy and accuracy of the disclosure in the filings; (ii) the fact that the Staff’s comments or changes in disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the fact that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

Please let me know if the responses are acceptable. You can reach me at 214.651.5119.

Very truly yours,

/s/ W. Bruce Newsome

W. Bruce Newsome

Direct Phone Number: 214.651.5119

Direct Fax Number: 214.200.0636

Bruce.newsome@haynesboone.com

cc:	Joseph Wm. Foran

David E. Lancaster

Doug Berman

Daryl Robertson

Appendix A

Changed Pages

(See attached)

Our net proceeds from this offering, after repaying the then outstanding borrowings under our revolving credit agreement ($123.0 million at January 27, 2012, excluding outstanding letters of credit), when taken together with our cash flows and future potential borrowings under our credit agreement, will be used to fund our 2012 capital expenditure requirements and for potential acquisitions of interests and acreage (none of which have been identified). As a result of our anticipated increases in production and reserves, we expect to have a sufficient increase in our cash flows from operations during the year ending December 31, 2012, as compared to our cash flows from operations in prior periods, as well as a sufficient increase in the borrowing base under our credit agreement to help fund our 2012 capital expenditure budget. We believe our development activities in the Eagle Ford shale play will be an integral part of these increases in production and reserves. Exploration and development activities are subject to a number of risks and uncertainties that could impact our ability to sufficiently increase our reserves, cash flows from operations and borrowing base under our credit agreement. See “Risk Factors — Our Exploration, Development and Exploitation Projects Require Substantial Capital Expenditures That May Exceed Our Cash Flows From Operations and Potential Borrowings, and We May Be Unable to Obtain Needed Capital on Satisfactory Terms, Which Could Adversely Affect Our Future Growth.” We anticipate that we may need to access future borrowings under our credit agreement within 60 to 90 days following completion of this offering to fund a portion of our 2012 capital expenditure requirements in excess of amounts available from our cash flows and the net proceeds of this offering. See “Use of Proceeds.”

The following table presents our 2012 anticipated capital expenditure budget of approximately $313.0 million segregated by target formations and by whether the wells are considered to be exploration or development wells.

	2012 Anticipated Drilling						2012 Anticipated Capital Expenditure Budget
	Gross Wells(1)			Net Wells(1)			(in millions)(2)
	Exploration	Development	Total	Exploration	Development	Total	Exploration	Development	Total
South Texas
Eagle Ford	13.0	15.0	28.0	11.8	13.8	25.6	$122.3	$134.9	$257.2
Austin Chalk	2.0	—	2.0	2.0	—	2.0	11.3	—	11.3

Area Total	15.0	15.0	30.0	13.8	13.8	27.6	133.6	134.9	268.5
NW Louisiana / E Texas
Haynesville	6.0	19.0	25.0	0.2	1.3	1.5	1.9	11.6	13.5
Cotton Valley	—	—	—	—	—	—	—	—	—

Area Total	6.0	19.0	25.0	0.2	1.3	1.5	1.9	11.6	13.5
SW Wyoming, NE Utah, SE Idaho	1.0	—	1.0	0.4	—	0.4	2.5	—	2.5	(3)
SE New Mexico, West Texas	—	—	—	—	—	—	—	—	—
Other	N/A	N/A	N/A	N/A	N/A	N/A	25.0	3.5	28.5	(4)

Total	22.0	34.0	56.0	14.4	15.1	29.5	$163.0	$150.0	$313.0

(1)	Includes wells we currently expect to drill and complete as operator, plus those wells in which we currently plan to participate as a non-operator in 2012.

(2)	Our capital expenditure budget is based on our net working interests in the properties.

(3)	We have a carried interest for $5.0 million of the cost of this well presuming the election of our joint venture partner to participate in the drilling of this well.

(4)	Includes $20.0 million to acquire additional leasehold interests primarily prospective for oil and liquids production in southeast New Mexico and west Texas. Also includes $6.5 million in leasehold, seismic and infrastructure expenditures for the Eagle Ford.

Although we intend to allocate a portion of our 2012 capital expenditure budget to financing exploration, development and acquisition of additional interests in the Haynesville shale play, we currently intend to allocate approximately 84% of our 2012 capital expenditure budget to the exploration, development and acquisition of additional interests in the Eagle Ford shale play. Including these anticipated capital expenditures in the Eagle Ford shale play, we plan to dedicate about 94% of our 2012 anticipated capital expenditure budget to opportunities prospective for oil and liquids production. While we have budgeted $313.0 million for 2012, the aggregate amount of capital we will expend may fluctuate materially based on market conditions and our drilling results. Since at September 30, 2011, just over 90% of our Haynesville acreage was held by production and approximately 80% of our Eagle Ford acreage was either our planned activities on our Eagle Ford and Austin Chalk acreage, which is located in oil and liquids prone areas of the plays. In addition to the Haynesville shale, our east Texas and north Louisiana assets have multiple, recognized geologic horizons, including the Middle Bossier shale, Cotton Valley and Hosston (Travis Peak) formations. We also believe there is additional resource potential in our oil and natural gas prospects in southeast New Mexico and west Texas, along with our natural gas prospects in southwest Wyoming and adjacent areas in Utah and Idaho.

•	Large, Multi-year, Development Drilling Inventory.

Within our northwest Louisiana/east Texas and south Texas regions, we have identified 818 gross and 313 net drilling locations, including 197 gross and 157 net locations in the Eagle Ford shale play and 545 gross and 104 net locations in the Haynesville shale play. At September 30, 2011, these identified drilling locations included 2 gross and 2 net locations to which we have assigned proved undeveloped reserves in the Eagle Ford shale play and 95 gross and 15 net locations to which we have assigned proved undeveloped reserves in the Haynesville shale play. We have identified 28 gross and 26 net locations in the Eagle Ford shale play and 25 gross and 2 net locations in the Haynesville shale play that we expect to drill in 2012, the completion of which would represent approximately 14% and 5% of our identified gross drilling locations in these two areas at September 30, 2011, respectively. Additionally, we expect to identify and develop additional locations across our broad exploration portfolio as we evaluate our Cotton Valley, Austin Chalk, Meade Peak and Delaware and Midland Basin assets. We believe our multi-year, identified drilling inventory and exploration portfolio provide visible near-term growth in our production and reserves, and highlight the long-term resource potential across our asset base.

•	Financial Flexibility to Fund Expansion.

Historically, we have maintained financial flexibility by obtaining capital through shareholder investments and our operational cash flows while having access to additional borrowings, which has allowed us to take advantage of acquisition opportunities as they arise. At September 30, 2011, on an as adjusted basis to give effect to this offering and our use of proceeds, we expect to have at least $98.7 million available for borrowings under our credit agreement after giving effect to outstanding letters of credit. Excluding any possible acquisitions, we expect to maintain our current financial flexibility by funding our entire 2012 capital expenditure budget through the net proceeds we receive from this offering, together with our cash flows and future potential borrowings under our credit agreement. As a result of our anticipated increases in production and reserves, we expect to have a sufficient increase in our cash flows from operations during the year ending December 31, 2012, as compared to our cash flows from operations in prior periods, as well as a sufficient increase in the borrowing base under our credit agreement to help fund our 2012 capital expenditure budget. We believe our development activities in the Eagle Ford shale play will be an integral part of these increases in production and reserves. Exploration and development activities are subject to a number of risks and uncertainties that could impact our ability to sufficiently increase our reserves, cash flows from operations and borrowing base under our credit agreement. See “Risk Factors — Our Exploration, Development and Exploitation Projects Require Substantial Capital Expenditures That May Exceed Our Cash Flows From Operations and Potential Borrowings, and We May Be Unable to Obtain Needed Capital on Satisfactory Terms, Which Could Adversely Affect Our Future Growth.” We anticipate that we may need to access future borrowings under our credit agreement within 60 to 90 days following completion of this offering to fund a portion of our 2012 capital expenditure requirements in excess of amounts available from our cash flows and the net proceeds of this offering. Our availability of capital as described above will also allow us to maintain our competitiveness in seeking to acquire additional oil and natural gas properties as opportunities arise. A strong balance sheet and interest savings should also reduce unit costs and increase profitability. In addition, since a large portion of our Eagle Ford and Haynesville acreage was held by production at September 30, 2011, we have the financial flexibility to allocate our capital when we believe it is economical and justified.

•	Experienced and Incentivized Management, Technical Team and Board.

Our management and technical teams possess extensive oil and natural gas expertise with an average of over 25 years of relevant industry experience from companies such as Matador Petroleum Corporation, S. A. Holditch & Associates, Inc., Schlumberger Limited, Conoco and

USE OF PROCEEDS

We will receive net proceeds of approximately $160.2 million from the sale of the common stock offered by us, assuming an initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated expenses of approximately $3.0 million and estimated underwriting discounts and commissions of approximately $11.8 million. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $170.0 million. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders, including with respect to any sale of shares by the selling shareholders as a result of the exercise of the underwriters’ over-allotment option.

Initially, we intend to use the net proceeds we receive from this offering to repay the then outstanding borrowings under our credit agreement ($123.0 million outstanding at January 27, 2012, excluding outstanding letters of credit). Following the application of the net proceeds we receive from this offering, we will have approximately $98.7 million available for potential future borrowings under our credit agreement (after giving effect to outstanding letters of credit). We intend to use the remaining net proceeds from this offering, our cash from operations and available borrowings under our credit agreement to fund our 2012 capital expenditure requirements. As a result of our anticipated increases in production and reserves, we expect to have a sufficient increase in our cash flows from operations during the year ending December 31, 2012, as compared to our cash flows from operations in prior periods, as well as a sufficient increase in the borrowing base under our credit agreement to help fund our 2012 capital expenditure budget. We believe our development activities in the Eagle Ford shale play will be an integral part of these increases in production and reserves. Exploration and development activities are subject to a number of risks and uncertainties that could impact our ability to sufficiently increase our reserves, cash flows from operations and borrowing base under our credit agreement. See “Risk Factors — Our Exploration, Development and Exploitation Projects Require Substantial Capital Expenditures That May Exceed Our Cash Flows From Operations and Potential Borrowings, and We May Be Unable to Obtain Needed Capital on Satisfactory Terms, Which Could Adversely Affect Our Future Growth.” Although we have no current plans or proposals, pending application of the portion of our net proceeds to fund our 2012 capital expenditure requirements, we may be presented with other opportunities for acquisitions of interests or acreage. In that case, we may decide to use a portion of the net proceeds to finance these acquisitions and use cash flows from operations or additional borrowings under our credit agreement to fund our 2012 capital expenditure requirements, when necessary.

We intend to use the following amounts of the net proceeds for the above uses:

Use of Net Proceeds	Amount (in millions)
Repayment of senior secured revolving credit agreement	$123.0
Payment of a portion of 2012 capital expenditure requirements	37.2

Total net proceeds	$160.2

In December 2011, we amended and restated our senior secured revolving credit agreement. This amendment increased the maximum facility amount from $150 million to $400 million. Borrowings are limited to the lesser of $400 million or the borrowing base, which will be $100 million immediately following this offering. Comerica Bank serves as administrative agent of our credit agreement, which matures in December 2016. At January 27, 2012, all borrowings under our credit agreement bore interest at a variable rate of 3.25% plus a Eurodollar-based rate per annum, which equated to approximately 3.5% per annum. For more information regarding our amended and restated credit agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreement.” Affiliates of certain of the underwriters are lenders under our senior secured revolving credit agreement and, accordingly, will receive a portion of the proceeds from this offering. Please read “Underwriting — Conflicts of Interest.”

Borrowings under the credit agreement were incurred from December 2010 through January 2012 to finance acquisitions of acreage and ongoing drilling and completion operations. Upon consummation of this offering and application of the net proceeds we receive in the manner described above, we will have available borrowings under our credit agreement to finance our capital expenditure requirements. We anticipate that we may need to access future borrowings under our credit agreement within 60 to 90 days following completion of this offering to fund a portion of our 2012 capital expenditure requirements in excess of amounts available from our cash flows and the net proceeds of this offering.

increase in our income before income taxes for the year, partially offset by the deferred income tax benefit attributable to the full-cost ceiling impairment recorded in 2008, and by the reversal of a previously established valuation allowance of approximately $24.7 million. We had a net loss for the year ended December 31, 2009, and our effective tax rate for the year ended December 31, 2008 was 16.16%.

Liquidity and Capital Resources

Our primary sources of liquidity to date have been capital contributions from private investors, our cash flows from operations, borrowings under our credit agreement and the proceeds from a significant sale of a portion of our assets in 2008. See “Business — Other Significant Prior Events.” Our primary use of capital has been for the acquisition, exploration and development of oil and natural gas properties. We continually evaluate potential capital sources, including equity and debt financings, in order to meet our planned capital expenditures and liquidity requirements. Our future success in growing proved reserves and production will be highly dependent on our ability to access outside sources of capital. At September 30, 2011, we had cash and certificates of deposits totaling approximately $9.9 million.

In December 2011, we amended and restated our senior secured revolving credit agreement for which Comerica Bank serves as administrative agent. This amendment increased the maximum facility amount from $150 million to $400 million. Borrowings are limited to the lesser of $400 million or the borrowing base. At January 27, 2012, the borrowing base was $125 million, and we had $123.0 million of outstanding indebtedness. There were $1.3 million in outstanding letters of credit at September 30, 2011. Following this offering and after application of the net proceeds, our borrowing base will be $100 million until a subsequent redetermination, which we expect will be done following the completion of our December 31, 2011 reserves report. The new amended credit agreement matures in December 2016. At January 27, 2012, all borrowings under our credit agreement bore interest at a variable rate of 3.25% plus a Eurodollar-based rate per annum, which equated to approximately 3.5% per annum.

We previously entered into the credit agreement in March 2008 and amended and restated it for the first time in May 2011. At September 30, 2011, the agreement provided for a borrowing base of $80.0 million and our outstanding revolving borrowings under the credit agreement bore interest at the rate of 2.2%. In addition to our revolving borrowings under the credit agreement, in May 2011, we borrowed $25 million in a term loan pursuant to the credit agreement. The term loan was due and payable on December 31, 2011, and there was no penalty for prepayment. The term loan bore interest at an annual rate of 5% plus a Eurodollar-based rate, which equated to approximately 5.3% at September 30, 2011. This term loan was refinanced by revolving borrowings under the amended and restated credit agreement in December 2011. For more information regarding our amended and restated credit agreement, see “— Credit Agreement.”

We actively review acquisition opportunities on an ongoing basis. While we believe the net proceeds we receive from this offering, together with our cash flows and future potential borrowings under our credit agreement, will be adequate to fund our capital expenditure requirements and any acquisitions of interests and acreage for 2012, funding for future acquisitions of interests and acreage or our future capital expenditure requirements for 2013 and subsequent years may require additional sources of financing, which may not be available. As a result of our anticipated increases in production and reserves, we expect to have a sufficient increase in our cash flows from operations during the year ending December 31, 2012, as compared to our cash flows from operations in prior periods, as well as a sufficient increase in the borrowing base under our credit agreement to help fund our 2012 capital expenditure budget. We believe our development activities in the Eagle Ford shale play will be an integral part of these increases in production and reserves. Exploration and development activities are subject to a number of risks and uncertainties that could impact our ability to sufficiently increase our reserves, cash flows from operations and borrowing base under our credit agreement. See “Risk Factors — Our Exploration, Development and Exploitation Projects Require Substantial Capital Expenditures That May Exceed Our Cash Flows From Operations and Potential Borrowings, and We May Be Unable to Obtain Needed Capital on Satisfactory Terms, Which Could Adversely Affect Our Future Growth.” We anticipate that we may need to access future borrowings under our credit agreement within 60 to 90 days following completion of this offering to fund a portion of our 2012 capital expenditure requirements in excess of amounts available from our cash flows and the net proceeds of this offering. See “Use of Proceeds.”

We are a non-operating working interest participant with affiliates of Chesapeake Energy Corporation, Royal Dutch Shell plc and several other companies in the Haynesville shale and with EOG Resources, Inc. in the Eagle Ford shale. We have entered into a joint operating agreement with an affiliate of Chesapeake Energy Corporation governing the Haynesville operations underlying our Elm Grove/Caspiana properties in southern Caddo Parish, Louisiana (see “–Other Significant Prior Events – Chesapeake Transaction”) and a joint operating agreement with EOG Resources, Inc. governing all operations on our joint acreage in Atascosa County, Texas. We have not entered into a joint operating agreement with Royal Dutch Shell plc or certain other operators of wells in the Haynesville area in which we have a minority working interest. Particularly when our working interest is small, we do not always enter into formal operating agreements with the operators, and in such cases, we rely on applicable legal and statutory authority to govern our arrangement in accordance with industry standard practices.

Where we do have joint operating agreements with affiliates of Chesapeake Energy Corporation and EOG Resources, Inc., these agreements call for significant penalties should we elect not to participate in the drilling and completion of a well proposed by the operator, or a non-consent well. These non-consent penalties typically allow the operator to recover up to 400% of its costs to drill, complete and equip the non-consent well from the well’s future net revenue prior to us being allowed to participate in the non-consent well for our original working interest. Ultimately, the amount of these penalties may result in us having no participation at all in the non-consent well. We also have the right to propose wells under these joint operating agreements, and the same non-consent penalties apply to the operator should it elect not to consent to a well that we propose.

While we do not have direct access to our operating partners’ drilling plans with respect to future well locations, we do attempt to maintain ongoing communications with the technical staff of these operators in an effort to understand their drilling plans for purposes of our capital expenditure budget and our booking of any related proved undeveloped well locations. We review these locations with Netherland, Sewell & Associates, Inc., our independent reservoir engineers, on a periodic basis to ensure their concurrence with our estimates of these drilling plans and our approach to booking these reserves.

Our net proceeds from this offering, after repaying the then outstanding borrowings under our revolving credit agreement ($123.0 million at January 27, 2012, excluding outstanding letters of credit) when taken together with our cash flows and future potential borrowings under our credit agreement, will be used to fund our 2012 capital expenditure requirements and for potential acquisitions of interests and acreage (none of which have been identified). As a result of our anticipated increases in production and reserves, we expect to have a sufficient increase in our cash flows from operations during the year ending December 31, 2012, as compared to our cash flows from operations in prior periods, as well as a sufficient increase in the borrowing base under our credit agreement to help fund our 2012 capital expenditure budget. We believe our development activities in the Eagle Ford shale play will be an integral part of these increases in production and reserves. Exploration and development activities are subject to a number of risks and uncertainties that could impact our ability to sufficiently increase our reserves, cash flows from operations and borrowing base under our credit agreement. See “Risk Factors — Our Exploration, Development and Exploitation Projects Require Substantial Capital Expenditures That May Exceed Our Cash Flows From Operations and Potential Borrowings, and We May Be Unable to Obtain Needed Capital on Satisfactory Terms, Which Could Adversely Affect Our Future Growth.” We anticipate that we may need to access future borrowings under our credit agreement within 60 to 90 days following completion of this offering to fund a portion of our 2012 capital expenditure requirements in excess of amounts available from our cash flows and the net proceeds of this offering. See “Use of Proceeds.”

borrowings under our credit agreement. As a result of our anticipated increases in production and reserves, we expect to have a sufficient increase in our cash flows from operations during the year ending December 31, 2012, as compared to our cash flows from operations in prior periods, as well as a sufficient increase in the borrowing base under our credit agreement to help fund our 2012 capital expenditure budget. We believe our development activities in the Eagle Ford shale play will be an integral part of these increases in production and reserves. Exploration and development activities are subject to a number of risks and uncertainties that could impact our ability to sufficiently increase our reserves, cash flows from operations and borrowing base under our credit agreement. See “Risk Factors — Our Exploration, Development and Exploitation Projects Require Substantial Capital Expenditures That May Exceed Our Cash Flows From Operations and Potential Borrowings, and We May Be Unable to Obtain Needed Capital on Satisfactory Terms, Which Could Adversely Affect Our Future Growth.” We anticipate that we may need to access future borrowings under our credit agreement within 60 to 90 days following completion of this offering to fund a portion of our 2012 capital expenditure requirements in excess of amounts available from our cash flows and the net proceeds of this offering. Our availability of capital as described above will also allow us to maintain our competitiveness in seeking to acquire additional oil and natural gas properties as opportunities arise. A strong balance sheet and interest savings should also reduce unit costs and increase profitability. In addition, since a large portion of our Eagle Ford and Haynesville acreage was held by production at September 30, 2011, we have the financial flexibility to allocate our capital when we believe it is economical and justified.

•	Experienced and Incentivized Management, Technical Team and Board.

Our management and technical teams possess extensive oil and natural gas expertise with an average of over 25 years of relevant industry experience from companies such as Matador Petroleum Corporation, S. A. Holditch & Associates, Inc., Schlumberger Limited, Conoco and ARCO, and we believe they have a demonstrated record of growth and financial discipline over many years. The management team has experience in drilling and completing hundreds of vertical and horizontal wells in unconventional resource plays, including the Cotton Valley, Bossier, Wilcox/Vicksburg, Austin Chalk, Haynesville and Eagle Ford plays. Our management team’s experience is complemented by a strong technical team with deep knowledge of advanced geophysical, drilling and completion technologies who are active members of their professional societies. Additionally, we have a group of board members and special advisors with considerable experience and expertise in the oil and natural gas industry and in managing other successful enterprises who provide insight and perspective regarding our business and the evaluation, exploration, engineering and development of our prospects. In addition to its considerable experience, our management team currently owns and will continue to own a significant direct ownership interest in us immediately following the completion of this offering. We believe our management team’s direct ownership interest, as well as their ability to increase their holdings over time through our long-term incentive plan, aligns management’s interests with those of our shareholders.

•	Extensive Geologic, Engineering and Operational Experience in Unconventional Reservoir Plays.

The individuals on our technical team are highly experienced in analyzing unconventional reservoir plays and in horizontal drilling, completion and production operations in a number of geographic areas. Our geologists have extensive experience in analyzing unconventional reservoir plays throughout the United States, including our principal areas of interest, by using the latest imaging technology, such as 2-D and 3-D seismic interpretation, and petrophysical analysis. In addition, our technical team has been directly involved in over 26 different horizontal well drilling and/or operations programs in both onshore and offshore formations located in the United States and abroad. Our team’s diverse and broad horizontal drilling experience includes most, if not all, techniques used in modern day drilling. Additionally, our team has in-depth experience with various horizontal completion techniques and their applications in various unconventional plays. We intend to leverage our team’s geological expertise and horizontal drilling and completion experience to develop and exploit our large, multi-year development drilling inventory.

•	Multi-Disciplined Approach to New Opportunities.

Our process for evaluating and developing new oil and natural gas prospects is a result of what we believe is an organizational philosophy that is dedicated to a systematic, multi-disciplinary approach to new opportunities with an emphasis on incorporating petroleum systems,